HEXION U.S. FINANCE CORP.

HEXION NOVA SCOTIA FINANCE, ULC

180 East Broad Street

Columbus, Ohio 43215

May 6, 2010

BY EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Pamela Long, Assistant Director Jessica Kane, Staff Attorney Craig Slivka, Special Counsel

Re:	Request for Effectiveness for Hexion U.S. Finance Corp. and Hexion Nova Scotia Finance, ULC Registration Statement on Form S-4 (File No. 333-165773)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hexion U.S. Finance Corp. and Hexion Nova Scotia Finance, ULC hereby request acceleration of the effectiveness of the above-referenced Registration Statement to 11:00 AM, EDT, on May 7, 2010, or as soon thereafter as possible. We confirm that we are aware of our responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the above-referenced Registration Statement.

Very truly yours, HEXION U.S. FINANCE CORP. HEXION NOVA SCOTIA FINANCE, ULC

By:	/s/ Ellen G. Berndt
Ellen G. Berndt Secretary